UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)*

CANCER GENETICS, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

13739U104
(CUSIP Number)

with a copy to:
Raju S.K. Chaganti, Ph.D.	Alan Wovsaniker
c/o Cancer Genetics, Inc.	Lowenstein Sandler LLP
201 Route 17 North, 2nd Floor	65 Livingston Avenue
Rutherford, NJ 07070	Roseland, NJ 07068
(212) 639-8121	(973) 597-2564

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 13739U104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Raju S.K. Chaganti, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.		Percent of Class Represented by Amount in Row (11): *

14.		Type of Reporting Person (See Instructions): IN

* Based upon information obtained directly from Cancer Genetics, Inc., a Delaware corporation (the “Company”), there were 4,290,686 shares of the common stock, par value $0.0001 per share (the “Common Shares”), of the Company outstanding as of April 10, 2013.  As of the filing date of this Schedule 13D, (i) Raju S.K. Chaganti, Ph.D. (“Dr. Chaganti”) held 197,406 Common Shares, (ii) Dr. Chaganti’s spouse, Seeta Chaganti, held 97,826 Common Shares, (iii) Chaganti, LLC held 60,000 Common Shares, and (iv) certain grantor retained annuity trusts (the “Trusts”) of which Dr. Chaganti and his spouse are co-trustees and/or recipients held an aggregate of 83,494 Common Shares.  In addition, as of the filing date of this Schedule 13D, Dr. Chaganti held options to purchase an aggregate of 133,000 Common Shares which are exercisable within sixty days of the filing date of this Schedule 13D.  Dr. Chaganti possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him, his spouse, Chaganti, LLC and the Trusts.  As a result of the foregoing, as of the filing date of this Schedule 13D, Raju S.K. Chaganti, Ph.D. may be deemed to beneficially own 571,726 Common Shares, or 12.9% of the Common Shares deemed issued and outstanding.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Shares”), of Cancer Genetics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 201 Route 17 North, 2nd Floor, Rutherford, New Jersey, 07070.

Item 2.   Identity and Background.

        The person filing this statement is Raju S.K. Chaganti, Ph.D. (“Dr. Chaganti”), whose business address is c/o Cancer Genetics, Inc., Route 17 North, 2nd Floor, Rutherford, New Jersey 07070.  Dr. Chaganti is the founder of the Company and serves as the chairman of the Company’s board of directors.  Dr. Chaganti also serves on the faculty of the Department of Medicine and Cell Biology Program at the Memorial Sloan-Kettering Cancer Center and is a professor at the Gernster Sloan-Kettering Graduate School of Biomedical Sciences at Cornell University Medical College in New York, New York.

       Dr. Chaganti has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Dr. Chaganti is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

       An aggregate of 320,470 Common Shares held by (i) Dr. Chaganti, (ii) Dr. Chaganti’s spouse, Seeta Chaganti, (iii) Chaganti, LLC, and (iv) certain grantor retained annuity trusts (the “Trusts”) of which Dr. Chaganti and his spouse are co-trustees and/or recipients were acquired by Dr. Chaganti as consideration for surrendering certain equity that he held in Cancer Genetics, LLC in connection with the Company’s acquisition of all of the equity of Cancer Genetics, LLC in 1999.  Subsequently, in 2008 and 2009, certain of such shares were distributed by Dr. Chaganti to (a) Dr. Chaganti’s spouse, Seeta Chaganti, (b) Chaganti, LLC, and (c) the Trusts.

       An aggregate of 57,000 Common Shares held by (i) Dr. Chaganti, (ii) Dr. Chaganti’s spouse, Seeta Chaganti, (iii) Chaganti, LLC, and (iv) the Trusts were acquired by Dr. Chaganti as consideration for certain services provided to the Company in 2005.  Subsequently, in 2008 and 2009, certain of such shares were distributed by Dr. Chaganti to (a) Dr. Chaganti’s spouse, Seeta Chaganti, (b) Chaganti, LLC, and (c) the Trusts.

       47,826 of the Common Shares held by Dr. Chaganti’s spouse, Seeta Chaganti, were acquired as consideration for surrendering certain equity that she held in Karkigen, Inc. in connection with the Company’s acquisition of all of the equity of Karkigen, Inc. in 2005.

       13,430 of the Common Shares held by Dr. Chaganti were acquired on April 10, 2013 upon the conversion, at the Company’s initial public offering price of $10.00 per Common Share, of a certain promissory note issued by the Company in favor of Dr. Chaganti in the amount of $100,000, plus accrued and unpaid interest thereon.

       Options held by Dr. Chaganti to purchase 133,000 Common Shares were acquired as consideration for Dr. Chaganti’s service as chairman of the Company’s board of directors.

Item 4.   Purpose of Transaction.

       As described in Item 3, the securities set forth in this Schedule 13D were either granted to Dr. Chaganti as consideration for services he provided to the Company or acquired by Dr. Chaganti for investment purposes.  At present, Dr. Chaganti does not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Based upon information obtained directly from the Company, there were 4,290,686 Common Shares outstanding as of April 10, 2013.  As of the filing date of this Schedule 13D, (i) Dr. Chaganti held 197,406 Common Shares, (ii) Dr. Chaganti’s spouse, Seeta Chaganti, held 97,826 Common Shares, (iii) Chaganti, LLC held 60,000 Common Shares, and (iv) the Trusts held an aggregate of 83,494 Common Shares.  In addition, as of the filing date of this Schedule 13D, Dr. Chaganti held options to purchase an aggregate of 133,000 Common Shares which are exercisable within sixty days of the filing date of this Schedule 13D.  Dr. Chaganti possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him, his spouse, Chaganti, LLC and the Trusts.  As a result of the foregoing, as of the filing date of this Schedule 13D, Dr. Chaganti may be deemed to beneficially own 571,726 Common Shares, or 12.9% of the Common Shares deemed issued and outstanding.

       Other than the applicable transactions described in Item 3 of this Schedule 13D, during the sixty days prior to the filing date of this Schedule 13D, there were no transactions effected in the Common Shares, or securities convertible into, exercisable for or exchangeable for the Common Shares, by Dr. Chaganti or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between Dr. Chaganti and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

       None.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2013

/s/ Raju S.K. Chaganti, Ph. D.
Raju S.K. Chaganti, Ph. D.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)